EZCHIP	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

August 3, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention:  Mark P. Shuman

Re:       EZchip Semiconductor Ltd.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 25, 2010
File No. 000-20860

Dear Mr. Shuman:

We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to Mr. Dror Israel, Chief Financial Officer of EZchip Semiconductor Ltd. (the “Company”), dated July 27, 2010, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on March 25, 2010.  Please be advised that in connection with the accompanying response letter dated August 3, 2010 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EZchip Semiconductor Ltd.
/s/Dror Israel
Dror Israel
Chief Financial Officer